SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 20, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                    Unaudited
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES               06/30/2003

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REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

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01.01    - IDENTIFICATION
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1 - CVM CODE                          2 - COMPANY'S NAME                                            3 -CNPJ
01444-3                               CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO                        43.776.517/0001-80
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4 - STATE REGISTRATION NUMBER (NIRE)
35300016831
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01.02    - HEAD-OFFICE
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1 - FULL ADDRESS                                                                    2 - BOROUGH OR DISTRICT
Rua Costa Carvalho, 300                                                             Pinheiros
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3 - ZIP CODE                 4 - CITY                                                                                 5 - UF
05429-900                    São Paulo                                                                                SP
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6 - AREA CODE                7 - TELEPHONE              8 - TELEPHONE               9 - TELEPHONE          10 - TELEX
011                          3388-8000                  3388-8200                   3388-8201
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11 - AREA CODE               12 - FAX                   13 - FAX                    14 - FAX
011                          3813-0254                         -                           -
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15 - E-MAIL
dalmonogueira@sabesp.com.br
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01.03     - INVESTOR RELATIONS OFFICER (Company's Mail Address)
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1 - NAME
Rui de Britto Álvares Affonso
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2 - FULL ADDRESS                                                                    3 - BOROUGH OR DISTRICT
Rua Costa Carvalho, 300                                                             Pinheiros
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4 - ZIP CODE                 5 - CITY                                                                                 6 - UF
05429-900                    São Paulo                                                                                SP
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7 - AREA CODE                8 - TELEPHONE              9 - TELEPHONE               10 - TELEPHONE         11 - TELEX
011                          3388-8247                              -                     -
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12 - AREA CODE               13 - FAX                   14 - FAX                    15 - FAX
011                          3815-4465                         -                           -
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16 - E-MAIL
raffonso@sabesp.com.br
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01.04     - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT
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CURRENT YEAR                                          CURRENT QUARTER                                  PRIOR QUARTER
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1 - BEGINNING     2 - END         3 - NUMBER      4 - BEGINNING   5 - END         6 - NUMBER      7 - BEGINNING   8 - END
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01/01/2003        12/31/2003              2       04/01/2003      06/30/2003              1       01/01/2003      03/31/2003
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9 - INDEPENDENT ACCOUNTANT                                                                        10 - CVM CODE
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES                                                    00287-9
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11 - PARTNER RESPONSIBLE                                                                          12 - INDIVIDUAL TAXPAYERS’
                                                                                                  REGISTRATION  NUMBER OF
Júlio César dos Santos                                                                            PARTNER RESPONSIBLE
                                                                                                  591.515.108-63
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01.05     - CAPITAL COMPOSITION
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NUMBER OF SHARES                         1 - CURRENT QUARTER              2 - PRIOR QUARTER       3 - SAME QUARTER PRIOR YEAR
           (thousand)                        06/30/2003                      03/31/2003                      06/30/2002
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Paid-up Capital
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1 - Common                                             28,479,577                      28,479,577                      28,479,577
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2 - Preferred                                                   0                               0                               0
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3 - Total                                              28,479,577                      28,479,577                      28,479,577
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Treasury Stock
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4 - Common                                                      0                               0                               0
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5 - Preferred                                                   0                               0                               0
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6 - Total                                                       0                               0                               0
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01.06    - CHARACTERISTICS OF THE COMPANY
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1 - TYPE OF COMPANY
Commercial, Industrial and Other
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2 - SITUATION
Operating
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3 - NATURE OF OWNERSHIP
State-owned
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4 - ACTIVITY CODE
1990300 - Water, Sanitation and Gas Services
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5 - MAIN ACTIVITY
Water treatment and distribution;  Sewage collection and treatment
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6 - TYPE OF CONSOLIDATION
Not Submitted
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7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Unqualified
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01.07     - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
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1 - ITEM                      2 - CNPJ                        3 - NAME
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01.08     - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
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1 - ITEM   2 - EVENT   3 - DATE        4 - AMOUNT                      5 - DATE OF     6 - TYPE OF  7 - AMOUNT PER SHARE
                       APPROVED                                        PAYMENT         SHARE
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01         RCA         04/29/2002      Interest   attributed  to  share06/25/2003      ON           0.0038000000
                                       equity
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02         RCA         04/24/2003      Interest   attributed  to  shareholders’        ON           0.0014100000
                                       equity
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03         RCA         05/29/2003      Interest   attributed  to  shareholders’        ON           0.0041500000
                                       equity
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01.09     - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
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1 - ITEM  2 - DATE OF        3 - CAPITAL        4 - AMOUNT OF THE     5 - NATURE OF     7 - NUMBER OF SHARES   7 - SHARE PRICE ON
            ALTERATION  (In thousands of reais)      ALTERATION       THE ALTERATION      ISSUED (Thousands)    ISSUE DATE (Reais)
                                                   (In thousands
                                                     of reais)
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01.10     - INVESTOR RELATIONS OFFICER
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1 - DATE             2 - SIGNATURE
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02.01 - BALANCE SHEET - ASSETS (In thousands of reais)
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1 - Code                   2 - Description                                           3 - 06/30/2003    4 - 03/31/2003
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1                          Total assets                                                  16,861,065        16,379,646
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1.01                       Current assets                                                 2,204,211         1,716,171
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1.01.01                    Cash                                                           1,068,016           486,306
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1.01.01.01                 Cash and cash equivalents                                        385,221           390,979
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1.01.01.02                 Treasury debentures                                               46,687            47,535
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1.01.01.03                 Foreign currency deposits                                        632,326            44,711
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1.01.01.04                 Other cash equivalents                                             3,782             3,081
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1.01.02                    Credits                                                          925,186           987,043
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1.01.02.01                 Customers                                                        925,186           987,043
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1.01.03                    Inventories                                                       20,135            18,282
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1.01.03.01                 Storeroom                                                         20,135            18,282
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1.01.04                    Other                                                            190,874           224,540
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1.01.04.01                 Accounts receivable from shareholders                            155,854           135,463
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1.01.04.02                 13th month salary advances                                        11,084             6,573
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1.01.04.03                 Deferred taxes and contributions                                   2,450            65,397
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1.01.04.04                 Other accounts receivable                                         21,486            17,107
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1.02                       Long term assets                                               1,023,577           997,909
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1.02.01                    Sundry credits                                                 1,023,577           997,909
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1.02.01.01                 Customers                                                         14,366            13,286
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1.02.01.02                 Compensation for concession termination                          148,794           148,794
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1.02.01.03                 Judicial deposits                                                 23,321            23,017
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1.02.01.04                 GESP agreement                                                   607,374           607,374
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1.02.01.05                 Deferred taxes and contributions                                 207,330           184,092
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1.02.01.06                 Other accounts receivable                                         22,392            21,346
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1.02.02                    Receivables from related companies                                     0                 0
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1.02.02.01                 Associated companies                                                   0                 0
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1.02.02.02                 Controlled companies                                                   0                 0
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1.02.02.03                 Other related companies                                                0                 0
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1.02.03                    Other                                                                  0                 0
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1.03                       Permanent assets                                              13,633,277        13,665,566
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1.03.01                    Investments                                                          740               740
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1.03.01.01                 Associated companies                                                   0                 0
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1.03.01.02                 Controlled companies                                                   0                 0
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1.03.01.03                 Other investments                                                    740               740
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1.03.01.03.01              Shares of other companies                                            669               669
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1.03.01.03.02              Shares of other companies with tax incentive                          49                49
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1.03.01.03.03              Compulsory deposits - Eletrobrás                                      22                22
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1.03.02                    Fixed assets                                                  13,524,318        13,554,071
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1.03.02.01                 Operational fixed assets                                      11,031,605        11,070,906
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1.03.02.02                 Construction in progress                                       2,492,713         2,483,165
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1.03.03                    Deferred charges                                                 108,219           110,755
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1.03.03.01                 Organizational and reorganization expenses                       108,219           110,755
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02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)
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1 - Code                 2 - Description                                         3 - 06/30/2003        4 - 03/31/2003
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2                        Total liabilities                                           16,861,065            16,379,646
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2.01                     Current liabilities                                          1,874,016             2,073,706
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2.01.01                  Loans and financing                                          1,112,643             1,224,184
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2.01.02                  Debentures                                                      77,007                64,205
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2.01.02.01               4th issue debentures                                            50,000                25,000
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2.01.02.02               Interest on debentures                                          27,007                39,205
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2.01.03                  Suppliers                                                       24,283                24,352
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2.01.04                  Taxes, fees and contributions                                  167,214               177,835
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2.01.04.01               REFIS Program                                                   66,914                64,946
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2.01.04.02               Income tax and social contribution                                   0                78,326
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2.01.04.03               COFINS and PASEP                                                64,428                19,177
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2.01.04.04               Social Security (INSS)                                          14,340                12,531
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2.01.04.05               Other                                                           21,532                 2,855
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2.01.05                  Dividends payable                                                    0                     0
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2.01.06                  Provisions                                                     160,613               298,434
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2.01.06.01               Vacation                                                        89,168                73,496
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2.01.06.02               13th month salary                                               29,445                12,442
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2.01.06.03               Payroll charges                                                  2,725                 2,655
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2.01.06.04               COFINS and PASEP - Law 9718/98                                       0               191,190
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2.01.06.05               FINSOCIAL                                                        7,872                 7,872
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2.01.06.06               Customer claims                                                  7,196                 1,639
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2.01.06.07               Profit sharing                                                  24,207                 9,140
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2.01.07                  Debt with related companies                                          0                     0
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2.01.08                  Other                                                          332,256               284,696
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2.01.08.01               Salaries and payroll charges                                     3,370                 4,771
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2.01.08.02               Services                                                        36,864                34,773
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2.01.08.03               Interest attributed to shareholders’ equity to be paid         278,614               231,720
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2.01.08.04               Deferred taxes and contributions                                 9,903                 9,903
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2.01.08.05               Other liabilities                                                3,505                 3,529
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2.02                     Long-term liabilities                                        7,393,817             6,927,209
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2.02.01                  Loans and financing                                          5,557,991             5,281,147
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2.02.02                  Debentures                                                   1,090,757             1,116,065
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2.02.02.01               3rd issue debentures                                           413,094               413,094
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2.02.02.02               4th issue debentures                                           250,000               275,000
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2.02.02.03               5th issue debentures                                           427,663               427,971
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2.02.03                  Provisions                                                     313,108               249,216
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2.02.03.01               Provision for labor indemnities                                 24,276                21,027
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2.02.03.02               Civil                                                           12,961                12,196
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2.02.03.03               Social securities charges                                        6,484                 6,395
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2.02.03.04               Suppliers                                                      112,750               108,174
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2.02.03.05               Customers                                                      151,601                89,066
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2.02.03.06               Others                                                           5,036                12,358
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2.02.04                  Debts with related companies                                         0                     0
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2.02.05                  Others                                                         431,961               280,781
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2.02.05.01               Deferred taxes and contributions                                81,066                78,949
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2.02.05.02               REFIS Program                                                   44,610                59,534
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02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)
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1 - Code                 2 - Description                                       3 - 06/30/2003      4 - 03/31/2003
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2.02.05.03               Social security liabilities                                  106,898              87,635
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2.02.05.04               Interest attributed to shareholders’ equity to be paid             0              38,452
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2.02.05.05               Taxes and contributions                                      183,176                   0
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2.02.05.06               Other liabilities                                             16,211              16,211
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2.03                     Deferred income                                                    0                   0
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2.05                     Shareholders' equity                                       7,593,232           7,378,731
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2.05.01                  Paid-in capital                                            3,403,688           3,403,688
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2.05.02                  Capital reserves                                              50,102              50,042
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2.05.02.01               Support for projects reserve                                  34,322              34,262
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2.05.02.02               Incentive reserves                                            15,780              15,780
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2.05.03                  Revaluation Reserves                                       2,778,835           2,805,028
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2.05.03.01               Own assets                                                 2,778,835           2,805,028
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2.05.03.02               Controlled/Associated companies                                    0                   0
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2.05.04                  Revenue reserves                                             935,320             935,320
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2.05.04.01               Legal                                                        104,674             104,674
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2.05.04.02               Statutory                                                          0                   0
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2.05.04.03               For contingencies                                                  0                   0
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2.05.04.04               Unrealized profits                                                 0                   0
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2.05.04.05               Retained earnings                                                  0                   0
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2.05.04.06               Special for undistributed dividends                                0                   0
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2.05.04.07               Other revenue reserves                                       830,646             830,646
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2.05.04.07.01            Reserve for investments                                      830,646             830,646
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2.05.05                  Retained earnings/accumulated deficit                        425,287             184,653
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03.01 - INCOME STATEMENT (Thousand Reais)
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1 - Code                   2 - Description                                                         4/1/2003 to        1/1/2003 to        4/1/2002 to        1/1/2002 to
                                                                                                     6/30/2003          6/30/2003          6/30/2002          6/30/2002
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3.01                       Gross sales and/or services revenues                                      1,013,850          2,053,742            980,195           1,903,696
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3.01.01                    Water supply - retail                                                       514,989          1,044,404            496,631             970,072
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3.01.02                    Water supply - wholesale                                                     61,405            122,948             55,878             110,525
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3.01.03                    Sewage collection and treatment                                             414,511            830,925            387,659             754,266
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3.01.04                    Other services rendered                                                      22,945             55,465             40,027              68,833
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3.02                       Gross revenue deductions                                                   (46,303)           (97,551)           (28,025)            (54,629)
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3.02.01                    COFINS                                                                     (29,878)           (62,968)           (23,130)            (44,901)
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3.02.02                    PASEP                                                                      (16,425)           (34,583)            (4,895)             (9,728)
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3.03                       Net sales and/or services revenues                                          967,547          1,956,191            952,170           1,849,067
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3.04                       Cost of sales and/or services                                             (512,479)          (990,563)          (459,845)           (872,873)
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3.05                       Gross profit                                                                455,068            965,628            492,325             976,194
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3.06                       Operating expenses/income                                                   (1,769)          (214,265)          (965,110)         (1,302,876)
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3.06.01                    Selling                                                                   (107,671)          (188,981)           (84,098)           (200,039)
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3.06.02                    General and administrative                                                 (61,150)          (111,790)           (55,296)           (101,691)
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3.06.03                    Financial                                                                   167,052             86,506          (825,716)         (1,001,146)
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3.06.03.01                 Financial income                                                             34,360             71,267             34,538              66,572
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3.06.03.01.01              Financial income                                                             36,007             74,714             35,796              69,044
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3.06.03.01.02              COFINS/PASEP                                                                (1,647)            (3,447)            (1,258)             (2,472)
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3.06.03.02                 Financial expenses                                                          132,692             15,239          (860,254)         (1,067,718)
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3.06.03.02.01              Financial expenses                                                          132,692             15,239          (860,254)         (1,067,718)
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3.06.04                    Other operating income                                                            0                  0                  0                   0
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3.06.05                    Other operating expenses                                                          0                  0                  0                   0
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3.06.06                    Equity in the earnings                                                            0                  0                  0                   0
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3.07                       Operating income                                                            453,299            751,363          (472,785)           (326,682)
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3.08                       Non-operating income (expense)                                              (2,287)           (32,039)              (108)             (7,967)
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3.08.01                    Revenues                                                                      1,861              3,097              3,735               4,767
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3.08.01.01                 Revenues                                                                      1,921              3,206              3,914               4,971
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3.08.02                    Expenses                                                                    (4,148)           (35,136)            (3,843)            (12,734)
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03.01 - INCOME STATEMENT (Thousand Reais)
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Account Code               Account Description                                                     0/1/2003 to        1/1/2003 to        4/1/2002 to        1/1/2002 to
                                                                                                     6/30/2003          6/30/2003          6/30/2002          6/30/2002
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3.08.02.01                 Loss on disposal of fixed assets                                            (4,091)           (35,287)            (3,509)             (9,804)
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3.08.02.02                 Other                                                                          (57)                151              (334)             (2,930)
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3.09                       Income before taxes/participations                                          451,012            719,324          (472,893)           (334,649)
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3.10                       Provision for income tax and social contribution                           (76,553)          (154,879)             34,618                   0
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3.10.01                    Provision for income tax                                                   (60,846)          (118,699)             29,885                   0
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3.10.02                    Provision for social contribution                                          (15,707)           (36,180)              4,733                   0
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3.11                       Deferred income tax                                                        (41,828)           (59,941)            117,458             133,586
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3.11.01                    Deferred income tax                                                        (27,142)           (38,518)             69,910              74,567
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3.11.02                    Deferred social contribution                                               (14,686)           (21,423)             35,725              35,373
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3.11.03                    Reversal of deferred income tax                                                   0                  0             11,823              23,646
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3.12                       Statutory participations/contributions                                            0                  0            (8,475)            (16,951)
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3.12.01                    Participations                                                                    0                  0                  0                   0
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3.12.02                    Contributions                                                                     0                  0            (8,475)            (16,951)
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3.12.02.01                 Extraordinary item                                                                0                  0            (8,475)            (16,951)
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3.13                       Reversal of interest attributed to shareholders’ equity                           0                  0                  0                   0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15                       Net income/loss for the period                                              332,631            504,504          (329,292)           (218,014)
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                           NUMBER OF SHARES, EX-TREASURY SHARES (Thou)                              28,479,577         28,479,577         28,479,577          28,479,577
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                           NET INCOME PER SHARE                                                        0.01168            0.01771
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                           LOSS PER SHARE                                                                                                  (0.01156)           (0.00766)
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Amounts shown in thousands of reais

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (SABESP) operates public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers, and also supplies water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region which do not operate water systems.

The Company provides water and sewage services in 323 municipalities of the State of São Paulo, through concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, one of which expires in 2004 and the rest expire between 2005 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession at least six months prior to its expiration date.

The Company does not have a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of the sales and services rendered, and in 42 other municipalities in the State of São Paulo in which it operates based on a public deed of authorization. None of these other municipalities has a significant population, other than the City of Santos. The Company believes that it has a vested right to provide water and sewage services based upon, among other things, the ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and Brazilian Securities Commission (CVM) regulations.

Supplementary information is also being presented “in currency of constant purchasing power”, prepared in conformity with the methodology described in Note 4.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Gross revenue from sales and services

Revenues are recorded as the services are rendered. Water supply and sewage services rendered but not billed by the balance sheet date are measured and recorded as a contra entry to customer accounts receivable so that costs can be matched against revenues for each period. (ii) Financial income and expenses

These are represented mainly by interest, monetary and foreign exchange variations on loans and financings, and financial investments, calculated and recorded on the accrual basis of accounting.

(iii) Income tax and social contribution

Income tax and social contribution are recorded on the accrual basis of accounting. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the base-rate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are recognized on the accrual basis of accounting.

(b) Financial investments

These are represented mainly by Financial Investment Fund (FIF) and Bank Deposit Certificates (CDB’s), and are stated at the amounts invested plus accrued income (on a pro-rata basis) up to the end of the period.

(c) Allowance for doubtful accounts

The allowance is recorded at an amount considered sufficient to cover any probable losses on realization of accounts receivable from customers, and is charged to income for the period in “selling expenses".

(d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average purchase cost and recorded in current assets.

Inventories for investment are recorded in property, plant and equipment and are stated at average cost of purchase.

(e) Other current assets and long-term receivables

These are stated at cost plus accrued income or realizable value, when applicable.

(f) Permanent assets

These are stated at cost plus price-level restatements up to December 31, 1995, and take the following into consideration: Depreciation of property, plant and equipment is calculated on the straight-line basis at the annual rates mentioned in Note 7. The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent valuers and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained earnings”.

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financings

There are restated based on the related monetary and foreign exchange variations, plus the corresponding charges incurred up to the end of the period.

(h) Provision for vacation pay

The provision for vacation pay and respective social charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at June 30, 2003 and March 31, 2003.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liabilitiy

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. As prescribed by this regulation, these liabilities have been recognized over a period of five years as from 2002.

(l) Other current liabilities and long-term liabilities These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest attributed to shareholders’ equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, calculated on a daily pro-rata basis, at the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Earnings or loss per thousand shares

Earnings or loss per thousand shares is calculated based on the number of shares issued up to the closing of the period.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses for the periods presented. Actual results in the future could differ from those estimates.

4. SUPPLEMENTARY INFORMATION ON “CURRENCY OF CONSTANT PURCHASING POWER"

(a) Restatement Index

The restatement of permanent assets, shareholders’ equity, income and expense accounts, and the calculation of gains and losses on monetary items was based on the variation of the Accounting Monetary Unit (UMC), deemed to be the variation of the General Market Price Index (IGP-M), with a variation in the 2nd quarter of 0.35%, and a year-to-date variation of 5.89%.

(b) Balance sheet accounts

Assets and liabilities shown in the financial statements prepared under the “constant currency” method are the same as those shown in the Company’s financial statements prepared under “corporate legislation”, except for customer accounts receivable, accounts payable to suppliers and contractors, long-term deferred income tax and social contribution, which are discounted to reflect purchasing power at June 30, 2003 using the National Association of Investment Banks and Securities Dealers (ANBID) rate.

Permanent assets and shareholders' equity accounts were restated based on the monthly variation of the UMC, updated by the IGP-M up to June 30, 2003.

(c) Income and expense accounts

All income and expense accounts were restated using the UMC variation, from the month they were recorded, adjusted by inflationary gains and losses on the related monetary asset and liability accounts, and which generated financial or inflationary nominal expenses and income which are offset against the related income and expense accounts.

(d) Deferred taxes and contributions

Deferred income tax and social contribution was calculated at the rates of 15% plus an additional 10%, and 9%, respectively, on the price-level restatement increment of permanent assets, in conformity with CVM instructions and Opinion 99/006 of the Institute of Independent Auditors of Brazil (IBRACON).

The amounts are stated in constant currency as of June 30, 2003.

Balance Sheet                                                                             Currency of constant
                                                                Nominal currency              purchasing power
                                                         ------------------------  ----------------------------
Total assets                                                          16,861,065                    31,541,222
Current assets                                                         2,204,211                     2,201,200
Long-term receivables                                                  1,023,577                     1,023,577
Permanent assets                                                      13,633,277                    28,316,445
   Investments                                                               740                         1,572
   Property, plant and equipment                                      13,524,318                    28,121,536
   Deferred charges                                                      108,219                       193,337
                                                         ========================  ============================
Total Liabilities                                                     16,861,065                    31,541,222
Current Liabilities                                                    1,874,016                     1,873,624
Long-term liabilities                                                  7,393,817                    11,773,509
Shareholders’equity                                                    7,593,232                    17,894,089
Paid-up capital                                                        3,403,688                     7,813,751
Capital Reserves                                                          50,102                        89,289
Revaluation Reserves                                                   2,778,835                     6,435,213
Profits Reserves                                                         935,320                     3,134,111
Retained Earnings                                                        425,287                       421,725
                                                         ========================  ============================

                                                                                  1st HALF/2003
                                                                --------------------------------------------------
Statement of Income                                                                          Currency of constant
                                                                       Nominal currency          purchasing power
                                                                ------------------------  ------------------------
Net sales and services                                                       1,956,191                 1,951,915
Cost of sales and services                                                    (990,563)               (1,310,027)
                                                                ------------------------  ------------------------
Gross profit                                                                    965,628                   641,888
   Selling expenses                                                           (188,981)                 (190,801)
   Administrative expenses                                                    (111,790)                 (117,229)
                                                                ------------------------  ------------------------
Result before financial, net                                                    664,857                   333,858
   Financial, net                                                                86,506                   477,111
                                                                ------------------------  ------------------------
Operating result                                                                751,363                   810,969
Non-operating result                                                           (32,039)                  (78,433)
                                                                ------------------------  ------------------------
Income before taxation and profit sharing                                       719,324                   732,536
Provision for income tax and social contribution                              (154,879)                 (153,760)
Deferred income tax and social contribution                                    (59,941)                  (50,629)
Net income for the period                                                       504,504                   528,147
                                                                ------------------------  ------------------------
Net income per share                                                            0.01771                   0.01854
                                                                ========================  ========================

Reconciliation of results for the period and shareholders’ equity

                                                                                       1st HALF/2003
                                                                         ------------------------------------------
                                                                             Income for the   Shareholders' equity
Description                                                                          period
                                                                         -------------------  ---------------------
Corporate legislation                                                               504,504              7,593,232
Monetary restatement
     Permanent assets                                                             1,234,961             14,683,167
     Shareholders’ equity                                                       (1,220,218)
     Adjustment to present value - net                                                (387)                (2,618)
Reversal (provision) of taxes
     Income tax                                                                       6,829            (3,220,362)
     Social contribution                                                              2,458            (1,159,330)
                                                                         -------------------  ---------------------
In currency of constant purchasing power                                            528,147             17,894,089

5. CUSTOMERS

Receivables from customers (except agreements) do not include fines, interest or any charges on overdue bills and are summarized as follows:

(a) Balance sheet balances

                                                                             Jun/03                        Mar/03
                                                         ---------------------------   ---------------------------
Current assets
Private customers
- Consumers(i)                                                              254,561                       280,520
- Special consumers(ii)                                                      77,024                        85,091
- Agreements(iii)                                                            44,212                        44,754
                                                         ---------------------------   ---------------------------
                                                                            375,797                       410,365
                                                         ---------------------------   ---------------------------
Government Entities :
- Municipal - São Paulo                                                     230,360                       218,395
- Municipal - Other                                                         122,893                       125,401
- State                                                                      62,955                       105,401
- GESP Agreement                                                             37,706                        37,706
- Federal                                                                    12,125                        12,072
                                                         ---------------------------   ---------------------------
                                                                            466,039                       498,975
                                                         ---------------------------   ---------------------------
Bulk sale customers - Municipal authorities
- Guarulhos                                                                 192,681                       183,816
- Mauá                                                                       49,389                        46,813
- Mogi das Cruzes                                                             3,173                         3,244
- Santo André                                                               165,346                       159,562
- São Bernardo do Campo                                                     158,740                       151,424
- São Caetano do Sul                                                          2,317                         2,194
- Diadema                                                                    42,107                        39,896
                                                         ---------------------------   ---------------------------
                                                                            613,753                       586,949
                                                         ---------------------------   ---------------------------
Amounts to be billed                                                        205,904                       194,958
                                                         ---------------------------   ---------------------------
Sub total                                                                 1,661,493                     1,691,247
Allowance for doubtful accounts
   Private and government                                                 (278,637)                     (268,756)
   Bulk sales                                                             (457,670)                     (435,448)
                                                         ---------------------------   ---------------------------
                                                                          (736,307)                     (704,204)
                                                         ---------------------------   ---------------------------
Total                                                                       925,186                       987,043
                                                         ===========================   ===========================

Receivables from private general customers refer to (i) consumers - households and small and medium-sized businesses, (ii) special consumers - large consumers, companies, industries, condominiums and special billing consumers (industrial waste, wells, etc.) and (iii) agreements - to refinance overdue receivables in installments.

(b) Aging analysis

                                                                           Jun/03                    Mar/03
                                                            ----------------------    ----------------------
Amounts currently due                                                     455,461                   485,449
Overdue up to 30 days                                                     110,132                   124,071
Overdue from 31 to 60 days                                                 58,508                    70,631
Overdue from 61 to 90 days                                                 41,485                    61,091

04.01 - Notes to the Quarterly Information
---------------------------------------------------------------------------------------------------------------------------------------

                                                                           Jun/03                    Mar/03
                                                            ----------------------    ----------------------
Overdue from 61 to 90 days                                                 41,485                    61,091
Overdue from 91 to 120 days                                                39,386                    53,513
Overdue from 121 to 180 days                                               76,032                    56,712
Overdue from 181 to 360 days                                              137,617                   115,798
Overdue for more than 360 days                                            742,872                   723,982
                                                            ----------------------    ----------------------
Sub total                                                               1,661,493                 1,691,247
Allowance for doubtful accounts                                         (736,307)                 (704,204)
                                                            ----------------------    ----------------------
Total                                                                     925,186                   987,043
                                                            ======================    ======================

(c) Allowance for doubtful accounts

The additional allowances charged during the periods are as follows:

                                                                   2nd quarter/03            1st quarter/03
                                                            ----------------------    ----------------------
                                                                       Supplement                Supplement
                                                            ----------------------    ----------------------
Prior balance                                                             704,204                   684,430

   Private customers / Government entities                                  9,881                   (1,431)
   Bulk sales customers - Municipal authorities                            22,222                    21,205
                                                            ----------------------    ----------------------
Total for the quarter                                                      32,103                    19,774
                                                            ----------------------    ----------------------
Current balance                                                           736,307                   704,204
                                                            ======================    ======================

The Company’s accounting policy for establishing the allowance for doubtful accounts is as follows:

(*) accounts receivable (excluding accounts receivable from the State Government) over R$ 5 and less than R$ 30 overdue for more than 360 days;
(**) accounts receivable (excluding accounts receivable from the State Government) over R$ 30 overdue for more than 360 days, for which legal action has been taken;
(***) accounts receivable balances (excluding accounts receivable from the State Government) less than R$ 5 overdue for more than 180 days are written-off through a direct charge to “Selling expenses”.

The Company recorded charges for probable losses in accounts receivable incurred in the 2nd quarter of 2003, in the amount of R$ 41,329 (net of recoveries, of R$ 9,226 up to R$ 5 and R$ 32,103 over R$ 5), directly to results for the period, in conformity with the guidelines of Law 9430/96, recorded in Selling expenses. In 2002 these losses amounted to R$ 28,660 in the 2nd quarter.

(d) Bulk sale customers - Municipal authorities

The amounts receivable on bulk sales refer to the sale of “treated water” to certain municipal authorities which distribute, bill and charge for this water.

(i) Change in balances

Municipality                               Balance              Billed            Received             Balance
                                            Mar/03      2nd quarter/03      2nd quarter/03              Jun/03
                                 ------------------  ------------------  ------------------  ------------------
Guarulhos                                  183,816              18,009               9,144             192,681
Mauá                                        46,813               5,703               3,127              49,389
Mogi das Cruzes                              3,244               2,994               3,065               3,173
Santo André                                159,562              10,108               4,324             165,346
São Bernardo do Campo                      151,424              16,090               8,774             158,740
São Caetano do Sul                           2,194               3,431               3,308               2,317
Diadema                                     39,896               5,069               2,858              42,107
                                 ------------------  ------------------  ------------------  ------------------

Total                                      586,949              61,404              34,600             613,753
                                 ==================  ==================  ==================  ==================

(e) State Government

         Balance               Billed            Received             JSCP(*)            Balance
          Mar/03                                                                          Jun/03
-----------------    -----------------   -----------------  -------------------------------------
         105,401               63,052            (28,067)            (77,431)             62,955

(*) JSCP - Interest attributed to shareholders’ equity of 2002, due to the State Government, offset against receivables.

6. RECEIVABLE FROM THE STATE GOVERNMENT

The amounts receivable relate to supplementary pensions and paid leave benefits paid by the Company to former employees of the state-owned companies which merged to form SABESP. The amounts are reimbursed by the Government of the State of São Paulo (the “State Government” ou “GESP”), which is the primary obligor in accordance with State Law 200/74. At June 30, 2003, these receivables amount to R$ 122,104 (Mar/2003 - R$ 101,713).

At June 30, 2003, the Company employs 280 people entitled to these benefits and 2,871 (Mar/2003 - 2,879) who already receive supplementary pensions. The amount of the future benefits, calculated based on actuarial methodologies, is R$ 908,861, and is not recorded in the Company’s accounts because it refers to an obligation of the São Paulo State Government.

On December 11, 2001, the Company entered into an “Agreement for Recognition and Consolidation of Obligations, Payment Commitments and Other Covenants”, described in note 15, under which the São Paulo State Government acknowledges a debt of R$ 320,623, which must be mutually reconciled between the parties, and which corresponds to the balance of these obligations on November 30, 2001. The amount of R$ 33,750 (Mar/2003 - R$ 33,750) related to this settlement is recorded under current assets as “Receivable from the State Government”, and the remaining portion in long-term receivables as “GESP Agreement”.

7. PROPERTY, PLANT AND EQUIPMENT

                                                                                   Jun/03                         Mar/03
                                                           ----------------------------------------------  --------------
                                                                              Accumulated
                                                                     Cost    Depreciation            Net             Net
In use
   Water System
                 Land                                             917,336        -               917,336         917,065
                 Buildings                                      2,557,617     (1,041,688)      1,515,929       1,534,427
                 Ducts                                            734,739       (248,063)        486,676         491,643
                 Water meters                                     243,427       (106,853)        136,574         139,778
                 Networks                                       2,948,803       (746,934)      2,201,869       2,214,169
                 Equipment                                        162,493       (103,115)         59,378          61,444
                 Other                                            297,385       (135,739)        161,646         166,490
    Sub-total                                                   7,861,800     (2,382,392)      5,479,408       5,525,016

    Sewage system
                 Land                                             340,364        -               340,364         339,969
                 Buildings                                      1,224,279       (362,389)        861,890         850,749
                 Ducts                                            749,375       (243,388)        505,987         509,618
                 Networks                                       3,854,455       (796,716)      3,057,739       3,053,152
                 Equipment                                        376,313       (222,690)        153,623         158,284
                 Other                                             25,868        (10,315)         15,553          14,917
    Sub-total                                                   6,570,654     (1,635,498)      4,935,156       4,926,689

  General Use
                 Land                                             102,527        -               102,527         102,527
                 Buildings                                        114,473        (52,566)         61,907          61,492
                 Transportation equipment                         132,443       (105,114)         27,329          29,765
                 Furniture, Fixtures and Equipment                245,310       (125,021)        120,289         120,336
                 Free lease land                                   25,312        -                25,312          25,312
                 Free lease assets                                  8,023         (2,471)          5,552           5,552
    Sub-total                                                     628,088       (285,172)        342,916         344,984

Sub-total in use                                               15,060,542     (4,303,062)     10,757,480      10,796,689

Construction in progress
                 Water system                                     776,164        -               776,164         765,908
                 Sewage system                                  1,693,183        -             1,693,183       1,692,754
                 Other                                             23,366        -                23,366          24,503

Sub-total construction in progress                              2,492,713        -             2,492,713       2,483,165

Intangible assets                                                 311,425        (37,300)        274,125         274,217

Total                                                          17,864,680     (4,340,362)     13,524,318      13,554,071

a) Depreciation:
Depreciation is calculated at the following annual rates: buildings - 4%; ducts - 5%; water meters - 10%; networks - 2%; transportation equipment - 20%; furniture, fixtures and equipment - 10 to 20%, and other - from 2 to 20%.

b) Construction in progress
The estimated disbursements as from July 2003, up to 2008, relating to the project investments already contracted are approximately R$ 803,186.

c) Disposal of property, plant and equipment
The Company wrote-off items of property, plant and equipment in this quarter in the amount of R$ 4.094 (R$ 3.509 - 2nd quarter of 2002), relating to the group of properties in use, due to obsolescence, decommissioning or theft. A significant portion of this amount is represented by the revaluation balance, therefore not effecting the financial position.

d) Expropriations
As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way in third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through amicable or court means.

The estimate by SABESP’s legal department of the compensation to be paid as from the 3rd quarter of 2003, without a date set for the actual disbursement, amounts to approximately R$ 189,000, which will be paid with Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed.

e) Revaluation of assets and tax effects
All fixed assets were revalued in 1990 and 1991 and are being depreciated at rates which take into consideration the remaining economic useful lives of the assets defined in the appraisal reports which, as a rule, are within the rates mentioned above. In the period from January to June 2003 the realization of the revaluation reserve amounted to R$ 79,129.

As permitted by CVM Instruction 197/93, the Company did not provide for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount at June 30, 2003 would be R$ 545,665 (Mar/2003 - R$ 554,566).

f) Intangible assets
As from 1999, new concessions acquired are valued based on projected financial results defined in appraisal reports issued by independent valuers.

After the transaction is concluded with the municipality, the amount defined in the respective contract is settled through subscription of the Company’s shares or in cash, and this amount is recorded in this account and amortized over the related concession period, of 30 years.

8. LOANS AND FINANCINGS

BALANCE OF LOANS

                              Jun/03                                 Mar/03
                     -----------------------------  ------------------------------------   FINAL
                      SHORT     LONG                     SHORT         LONG               MATURITY       ANNUAL   INDEXATION  GUARANTEES
                       TERM     TERM      TOTAL           TERM         TERM     TOTAL                  INT. RATE
DOMESTIC
Federal Government/                                                                                                            São Paulo
Banco do Brasil       147,165 2,326,879 2,474,044            142,223 2,334,369 2,476,592     2014        8.50%          UPR        State
                                                                                                                              Government
Debentures 3rd                                                                                                                        -
issue                       -   413,094   413,094                  -   413,094  413,094      2004     CDI + 2.85%
Debentures 4th                                                                                                                        -
issue                  50,000   250,000   300,000             25,000   275,000  300,000      2006     CDI + 1.2%

Debentures 5th                                                                                        CDI + 1.85%                     -
issue                       -   427,663   427,663                  -   427,971  427,971      2007     and 13.25%       IGPM
                                                                                                                                     Own
CEF                    32,023   490,744   522,767             30,880   491,457  522,337 2007 to 2018  5% to 9.5%        UPR    Resources

BNDES                       -    34,344    34,344                  -     4,107    4,107      2012     3% + TJLP                      Own
                                                                                                                               Resources
Other                   2,252    25,050    27,302              2,235    24,596   26,831   2009/11     12% and CDI       UPR

Interest and           48,195         -    48,195             59,951         -   59,951
Charges

                     -----------------------------  ------------------------------------
TOTAL COUNTRY         279,635 3,967,774 4,247,409            260,289 3,970,594 4,230,883
                     -----------------------------  ------------------------------------

FOREIGN
Bird                                                                                                             Var.
US$(000)43,242         87,974    36,217   124,191             99,990    48,024  148,014   2004/07       5.02%    currency   Federal Gov
                                                                                                                 basket +
                                                                                                                      US$
Soc.Génerale
EUR(000)3,118           2,541     7,784    10,325              2,650    10,069   12,719      2006       5.80%               EUR Federal Gov

Bid                                                                                                              Var.
US$(000)424,411       104,095 1,114,813 1,218,908            120,717 1,312,298 1,433,015  2007/25  3% to 7.7%    currency   Federal Gov
                                                                                                                 basket +
                                                                                                                      US$
Euro Bonus
US$(000)700,000       574,400 1,436,000 2,010,400            670,620   922,103 1,592,723  2003/05  10% and 12%        US$           -

Deutsche Bank
Luxembourg
US$(000)50,000         57,440    86,160   143,600             67,062   134,124  201,186      2005     11,125%         US$           -

Interest and
Charges                83,565         -    83,565             67,061         -   67,061

                     -----------------------------  ------------------------------------
TOTAL FOREIGN
                      910,015 2,680,974 3,590,989          1,028,100 2,426,618 3,454,718
                     -----------------------------  ------------------------------------

TOTAL               1,189,650 6,648,748 7,838,398          1,288,389 6,397,212 7,685,601
                     =============================  ====================================

UPR: Standard Reference Unit                                                  TJLP :  Long Term Interest Rate
VARIATION OF CURRENCY BASKET: Amount related to Bid and Bird account unit     EUR:  Euro
CDI:  Interbank Deposit Certificate                                           IGP-M: Monthly gen. price index

(i) Euro Bonus

The Company raised US$ 225,000 thousand in June 2003 from the issuance of euro bonus in the foreign market, for settlement of the euro bonus agreement in the amount of US$ 200,000 thousand with maturity date on July 15, 2003. The agreed interest rate was 12% p.a., payable semiannually in June and December, and the principal amount is repayable in one single installment on June 20, 2008.

(ii) Purchase of foreign currency

In June 2003 the Company opted to prepay US$ 214,212 thousand (R$ 615,044) and JPY 721,921 thousand (R$ 17,282) for settlement of the euro bonus agreement falling due on July 15, 2003 and for a portion of the contract with the Bid, falling due on July 06, 2003. The amount of R$ 632,326 is recorded, as cash, in current assets.

9. INCOME TAX AND SOCIAL CONTRIBUTION

(a) Balance sheet and income statement accounts

                                                                           Jun/03                   Mar/03
                                                             -----------------------  -----------------------
   Current assets
       Deferred income tax                                                  1,802                   48,086
       Deferred social contribution                                           648                   17,311
                                                             -----------------------  -----------------------
                                                                            2,450                   65,397

    Long-term receivables
       Deferred income tax                                                 99,243                   78,544
       Deferred social contribution                                       108,087                  105,548
                                                             -----------------------  -----------------------
                                                                          207,330                  184,092
                                                             =======================  =======================

  Current liabilities
       Income tax                                                               -                   20,473
       Social contribution                                                      -                   57,853
                                                             -----------------------  -----------------------
                                                                                -                   78,326
                                                             -----------------------  -----------------------

       Deferred income tax                                                  9,903                    9,903
                                                             -----------------------  -----------------------
                                                                            9,903                    9,903
                                                             -----------------------  -----------------------

   Long-term liabilities
       Deferred income tax                                                 62,923                   61,367
       Deferred social contribution                                        18,143                   17,582
                                                             -----------------------  -----------------------
                                                                           81,066                   78,949
                                                             =======================  =======================

(b) Deferred taxes

(i) Current assets
Mainly calculated on temporary differences in the amount of R$ 7,206 (Mar/2003 - R$ 192,345). The reduction is due to the extinguishment of the provision for COFINS and PASEP, as described in note 11 (a).

(ii) Long-term receivables
Mainly calculated on temporary differences totaling R$ 396,971 (Mar/2003 - R$ 314,179) for income tax and R$ 409,334 (Mar/2003 - R$ 326,101) for social contribution.

The Company is claiming in court the right to fully offset tax loss carryforwards for income tax and social contribution purposes, without the 30% annual limitation imposed by Law 8981/95; notwithstanding this, the portion offset in the year observed the limitation established in this law. At June 30, 2003, the accumulated tax losses for social contribution purposes amount to R$ 791,636 (Mar/2003 - R$ 846,655).

In conformity with CVM Deliberation 273/98 and Instruction 371/02, the realization of credits arising from income tax and social contribution losses and on temporary differences will occur by the end of 2006 based on budgetary projections.

Approximate percentage realization

 Year                   2003             2004             2005              2006
 Realization             15%              23%              29%               33%

Also in conformity with the provisions of CVM Instruction 371/2002, in addition to the regular projections, the Company has prepared its budget projections to support this realization discounted to present value using the discount rate of 15% approved by the Joint Meeting of the Board of Directors and of the Audit Committee.

(iii) Long-term liabilities

Mainly calculated on temporary differences totaling R$ 251,692 (Mar/2003 - R$ 245,468) for income tax and R$ 201,586 (Mar/2003 - R$ 195,361) for social contribution.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense or benefit in the financial statements is reconciled to the nominal rates as shown below:

                                                                          2nd quarter 2003      2nd quarter 2002
                                                                     --------------------------------------------
  Income (loss) before taxation                                                    451,012             (472,893)

  (Expense) Benefit at nominal rate of 34%                                       (153,344)               160,784

  Reconciliation adjustments:

   - Non-deductible realization of revaluation reserve                             (8,906)               (7,937)
    - Interest attributed to shareholders’ equity                                   40,185                     0

    - Other differences                                                              3,684                 (771)

 Income tax and social contribution (expense)/benefit
    in the results for the period                                                (118,381)               152,076
                                                                     ============================================

10. REFIS

Analysis of the calculation basis on envoltment in REFIS

                      --------------------------------------------------------------------------------------------
        Tax                                                             Balance at          Amount        Amounts
                          Principal           Fine        Interest        02/29/00      for offset        payable
                      --------------------------------------------------------------------------------------------
COFINS                          416             83             580           1,079            (47)          1,032
PASEP                         1,076            215           1,609           2,900           (128)          2,772
Social contribution          46,658          9,332          74,468         130,458            (79)        130,379
Income tax                   45,104          9,021          51,050         105,175           (579)        104,596
                      -------------- --------------  --------------  --------------  --------------  -------------

Total                        93,254         18,651         127,707         239,612           (833)        238,779
                      ============== ==============  ==============  ==============  ==============  =============

The fines and interest mentioned above were already part of the agreements signed in previous periods.

The Company elected to envolt in the REFIS program solely to the refinance tax debts already agreed with the federal revenue service.

The Company opted for the alternative payment in 60 equal monthly installments, plus interest based on the Long-Term Interest Rate (TJLP), which are not subject to the payment limit based on a percentage on billings. Management’s option was made because of the reduction in interest rate on these debts, from the Brazilian base rate (SELIC) applied to the agreements in force up to February 29, 2000, to the TJLP. Consistent with Brazilian accounting principles, the present value gain, if calculated based on the terms described above, was not recognized.

At March 31, 2000, the accumulated tax losses for social contribution purposes amount to R$ 28,506 and these were not applied to amortize interest and fines. There were no accumulated income tax losses at that date.

No adjustments were made as a result of the election for the REFIS. The amount of the monthly installments paid before election was approximately R$ 7,000/month.

Land with a book value of R$ 249,034 was provided in security for payments of the amounts due under the REFIS program.

The option for REFIS requires the regular payment of taxes and contributions in accordance with current legislation.

The amount paid since the Company envolted in REFIS program, from March 2000 to June 2003, was R$ 189,723, of which R$ 62,468 refer to charges.

11. PROVISIONS AND CONTINGENCIES

(a) Current liabilities

Cofins and Pasep Law 9.718

Through an Ordinary Action, with request for advanced protection, the Company challenged in court the changes in Law No. 9718/98 which extended the calculation basis of the Social Contribution on Revenues (COFINS) and the contributions to the Public Service Employee Savings Program (PASEP), and increased the rate of COFINS. The Company obtained a preliminary injunction on June 11, 1999, without the requirement for a court deposit.

The difference between the amounts due under the current law and those actually paid in accordance with the former law, in the period 1999-2003, amounts to R$ 209,679. In July 2003, the Company discontinued this Ordinary Action in order to envolt in the PAES Program (REFIS II), the amount of R$ 26,503 being recorded in current liabilities and the amount of R$ 183,176 in long-term liabilities.

(b) Long-term liabilities

Management, based on an analysis with its legal advisors, recorded a provision for contingencies in the amount of R$ 313,108 (Mar/2003 - R$ 249,216), considered sufficient to meet probable losses on legal actions.

(i) Labor claims - the Company is defending several labor claims, most of the amounts involved being under provisional or definite execution, thus being classified as probable loss and duly provided for. The amount provided refers mainly to overtime and health hazard premium claims. None of the claims are for material amounts and they are currently in various courts.

(ii) Contractors - these refer to actions filed by contractors arising from construction contracts which have already been judged by lower courts and await the decision on the appeals filed by Sabesp.

(iii) Customers - these refer to actions filed by customers claiming tariff parity, currently in the lower or appellate courts, where decisions to date have been both favorable and unfavorable to the Company.

(c) Lawsuits

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible wins/losses and are not provisioned in the Company’s accounts. The aggregate amount attributed to these proceedings is R$ 353,342 at June 30, 2003 (Mar/2003 - R$ 205,368)

12. PENSION AND ASSISTANCE PLANS

The Company is the sponsor of Fundação SABESP de Seguridade Social (“SABESPREV”), formed in August 1990 to manage the Company’s employees pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.10% by participants.

The contributions made by participants shown above is an average since the amount depends on salary levels (between 1% and 8,5%).

The health benefit program (optional health plans of free choice) is also funded by Company and participating employee contributions, which in the period were as follows:

. Company: 6.21% on average of the payroll;
.. Participating employees: 3.21% of base salary and bonuses premiums, corresponding to 2.25% of the gross payroll, on average.

13. BENEFITS TO EMPLOYEES

In order to meet the provisions of CVM Deliberation no. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2002, based on the report of the independent actuary, SABESP had a net actuarial liability of R$ 281,195, representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period as from 2002. The Actuarial Liability at June 30, 2003, in the amount of R$ 106,898 (at March 31, 2003 - R$ 87,635), is recorded in long-term liabilities.

For 2003 the estimated expense is R$ 88,816, of which R$ 44,405 was recorded from January to June 2003, as shown below:

                                   1st quarter/03      2nd quarter/03        Jan-Jun/03
                                  ------------------  ------------------  ------------------
Repassed to Sabesprev                         2,840               3,003               5,843
Actuarial liability recorded                 19,299              19,263              38,562
                                  ------------------  ------------------  ------------------
Total recorded                               22,139              22,266              44,405

As determined by IBRACON - NPC 26, approved by CVM Deliberation 371, during the first year of its application, the effects were recorded as an “extraordinary item”, net of the related taxes. As from 2003, these effects are being recorded as operating expenses.

14. PROFIT SHARING

As a result of the negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2002 to June 2003, with distribution of an amount of up to one monthly payroll, depending on the results of operations.

In December 2002, the Company paid an advance amount of R$ 17,635, equivalent to 50% of one monthly payroll. A provision was booked in current liabilities for payment of the remainder at the end of August 2003.

15. RELATED PARTIES TRANSACTIONS

                                                                                  Jun/03               Mar/03
                                                                       --------------------   ------------------
Current assets
   Cash, banks and time deposits with financial institutions
       controlled by the State Government - Nossa Caixa S/A                      293,950              336,078
   State Government customers (note 5)                                           100,661              143,107
               Accounts receivable                                               140,386              105,401
               Setoff with JSCP                                                 (77,431)                    -
               GESP Agreement                                                     37,706               37,706
   Accounts receivable from shareholders (note 6)                                155,854              135,463
               Accounts receivable                                               122,104              101,713
               GESP Agreement                                                     33,750               33,750

Long-term receivables
   GESP Agreement                                                                607,374              607,374

Current liabilities
   Interest attributed to shareholders’ equity up to 2001                        126,967              126,967
   Interest attributed to shareholders’ equity provided in 2002                        -               77,431
   Interest attributed to shareholders’ equity provided in 2003                  113,294                    -

Long-term liabilities
   Interest attributed to shareholders’ equity provided in 2003                        -               28,731

                                                                       -------------------------------------------
                                                                          2nd quarter/03         2nd quarter/02
                                                                       --------------------   --------------------
Gross sales and services revenues
   Water sales                                                                    35,309                 35,259
   Sewage services                                                                27,743                 28,495
   Collections                                                                  (28,067)               (43,906)

Financial income
   Financial investments                                                          18,539                 24,500

These refer to sales to State Government agencies carried out under the terms and conditions considered by management as regular market conditions, except with respect to settlement of receivables, which can be made under the following conditions:

(a) Agreement for Recognition and Consolidation of Obligations, Payment Commitments and Other Covenants (GESP Agreement).

The above mentioned agreement was signed on December 11, 2001 between the Company, the State Government of São Paulo, through the State Finance Secretariat, and the Department of Water and Electric Power (DAEE), with the State Department of Water Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law No. 200/74, it is responsible for the charges arising from the pension plan and acknowledges the existence of debts arising from invoices for the rendering of water supply and sewage collection services. The total contract value is R$ 678,830, at historical amounts, of which R$ 320,623 refers to pension benefits in the period from March 1986 to November 2001, and R$ 358,207 for rendering of water supply and sewage collection services, invoiced and due from 1985 to December 1, 2001.

In recognition of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga, and Ponte Nova reservoirs for ensuring the maintenance of the water volume of the Alto Tietê system, the Department of Water and Electric Power (DAEE) will transfer these properties to the Company as a partial amortization, through the assignment of receivables, of the amount due by the State.

The valuation of the reservoirs has already been completed and approved by the Company’s Board of Directors amounting to R$ 300,880 (base date - June 2002), as stated in the appraisal report to be submitted to the approval of the Extraordinary General Meeting of shareholders.

The agreement also established that the legal advisors of the State Finance Secretariat will carry out specific analyses, already under way, to reconcile the amount of pension benefits. The first payment is postponed until this work is completed (and management does not expect significant differences) and the appraisal report is approved and the credit assignments, relating to the transaction involving the reservoirs stated in the previous paragraph, are formalized. Under sole paragraph of clause 11 of the Agreement, the original first payment date was July 2002.

(b) Memorandum of Understanding with the State of São Paulo Government

The Company and the State of São Paulo Government, through the State Finance Secretariat, entered into a Memorandum of Understanding on September 30, 1997 aimed at settling the balance of accounts receivable for sales and services rendered by the Company, the pension and paid leave of employees benefiting from Law 200/74, and other payables, using dividends and/or interest attributed to shareholders’ equity, when applicable.

16. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The market values of the main financial instruments of the Company approximate their book values, as follows:

                                                                         Jun/03                      Mar/03
                                                           ---------------------       ---------------------
Financial investments                                                   273,125                     269,850
Loans and financings                                                  7,838,398                   7,685,601
                                                           =====================       =====================

The market value of these financial instruments is determined annually by the Company’s management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for doubtful accounts is sufficient to cover realization losses.

(c) Foreign currency

Transactions in foreign currency consist of borrowings for the improvement and expansion of the Company’s water and sewage systems. The hedge adopted by the Company in June 2003, relating to part of these operations is described in note 8(ii).

17. OPERATING COSTS AND EXPENSES

                                                              Apr-Jun/03    Jan-Jun/03   Apr-Jun/02    Jan-Jun/02
                                                             ------------  ---------------------------------------
1. Cost of sales and services
Salaries and payroll charges                                     212,548       390,142      170,970       316,688
General supplies                                                  17,818        34,988       15,803        30,943
Treatment supplies                                                20,759        47,627       20,227        44,647
Outsourced services                                               47,890        95,769       49,401        95,244
Electric power                                                    77,466       152,276       65,541       121,008
General expenses                                                   8,900        17,393        8,286        16,036
Depreciation and amortization                                    131,852       261,867      129,617       248,307
PASEP Credit                                                     (4,754)       (9,499)            -             -
                                                             ------------  ---------------------------------------
                                                                 512,479       990,563      459,845       872,873
2.Selling Expenses
Salaries and payroll charges                                      35,268        62,221       26,231        48,478
General supplies                                                   1,194         2,412        1,034         1,964
Outsourced services                                               20,174        41,452       20,700        39,694
Electric power                                                       178           387          129           192
General expenses                                                   8,937        15,845        6,746        13,304
Depreciation and amortization                                        653         1,225          598         1,122
Write-off of receivables                                          41,329        65,548       28,660        95,285
PASEP Credit                                                        (62)         (109)            -             -
                                                             ------------  ---------------------------------------
                                                                 107,671       188,981       84,098       200,039
3. General and administrative expenses
Salaries and payroll charges                                      29,708        53,718       24,091        45,499
General supplies                                                     887         1,772          971         2,048
Outsourced services                                               10,416        20,162       17,332        29,061
Electric power                                                       184           383          135           259
General expenses                                                   8,693        15,076        4,151         6,541
Depreciation and amortization                                      3,284         6,313        2,781         5,364
Tax expenses                                                       8,059        14,506        5,835        12,919
PASEP Credit                                                        (81)         (140)            -             -
                                                             ------------  ---------------------------------------
                                                                  61,150       111,790       55,296       101,691
4. Costs, selling, gen.& administrative expenses(1+2+3)
Salaries and payroll charges                                     277,524       506,081      221,292       410,665
General supplies                                                  19,899        39,172       17,808        34,955
Treatment supplies                                                20,759        47,627       20,227        44,647
Outsourced services                                               78,480       157,383       87,433       163,999
Electric power                                                    77,828       153,046       65,805       121,459
General expenses                                                  26,530        48,314       19,183        35,881
Depreciation and amortization                                    135,789       269,405      132,996       254,793
Tax expenses                                                       8,059        14,506        5,835        12,919
Write-off of receivables                                          41,329        65,548       28,660        95,285
PASEP Credit                                                     (4,897)       (9,748)            -             -
                                                             ------------  ---------------------------------------
                                                                 681,300     1,291,334      599,239     1,174,603
5. Financial expenses
Interest and other charges on local currency loans and           134,909       268,216      115,442       213,371
financings
Interest and other charges on foreign currency loans and          58,297       123,983       67,158       122,273
financings
Interest attributed to shareholders’ equity                      118,190       158,347            -       108,222
Interest attributed to shareholders’ equity (reversal)         (118,190)     (158,347)            -     (108,222)
Other financial expenses                                          34,451        64,136       16,437        34,817
Monetary variations on loans and financings                       38,618        76,629       17,955        34,462
Foreign exchange variations on loans and financings            (464,818)     (626,999)      610,606       613,142
Other monetary/foreign exchange variations                         6,129        14,717        3,593         5,400
Provisions                                                        62,582        69,970       29,063        44,253
PASEP Credit                                                     (2,860)       (5,891)            -             -
                                                             ------------  ---------------------------------------
                                                               (132,692)      (15,239)      860,254     1,067,718

18. COMPENSATION FOR CONCESSION TERMINATION

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewage collection services at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements.

Even though the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate the water distribution and sewage collection systems.

The residual net book value of property, plant and equipment relating to the Municipality of Diadema, written-off in December 1996 amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in “Compensation for concession termination”.

The residual net book value of property, plant and equipment relating to the Municipality of Mauá, written off in December 1999 amounted to R$ 103,763, and the claim balance of R$ 85,918 is recorded under long-term receivables in “Compensation for concession termination”.

Both claims are pending court decision but the legal advisor conducting the litigation expects a favorable outcome.

In relation to the municipality of Mauá, an examining trial was held in February 2003. A court decision is awaited determining whether the questions raised as a result of the examining trial are pertinent.

After such stage is concluded, the parties will voice their claims and the case records will then be sent to the judge for final judgment.

The case records were withdrawn from court by the court expert for examination in June 2003 and have not been returned up to this date.

In relation to the municipality of Diadema, several claims have been filed for the purpose of discussing the agreement executed by the parties, among which the class action and the annulment action have already been heard and decided favorably to SABESP.

19. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

Subscrited and paid-up capital is comprised of 28,479,577,827 common nominative shares, with no par value, distributed as follows:

                                                                     Jun/03                            Mar/03
                                            ---------------------------------- ---------------------------------

 Shareholders                                          Number             %              Number             %
 ------------------------------------------ ---------------------- ----------- --------------------- -----------

  São Paulo State Finance Secretariat          20,376,674,058         71.54      20,376,674,058         71.54
 Shares held in custody by Stock Exchanges      8,062,252,883         28.31       8,062,471,269         28.30
  Other                                            40,650,886          0.15          40,432,500          0.16
                                            ---------------------- ----------- --------------------- -----------
                                               28,479,577,827        100.00      28,479,577,827        100.00
                                            ====================== =========== ===================== ===========

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of adjusted net income calculated in conformity with Brazilian Corporate Law.

In the 2nd quarter of 2003, the Company attributed R$ 118,190 as interest on shareholders’ equity, in lieu of dividends of which R$ 5,019 were withheld as income tax. Interest attributed to shareholders’ equity was calculated in conformity with article 9 of Law 9249/95, based on the Long-term Interest Rate (TJLP); this interest was recorded in “Financial expenses” for income tax and social contribution deductibility purposes and subsequently, for presentation purposes, reversed to Shareholders’ equity in conformity with CVM Deliberation 207/96.

The interest declared in 2003 will be paid in up to 60 days after the approval of the balance sheet at the Annual Shareholders’Meeting.

(d) Capital reserve

Comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company opted not to recognize the deferred income tax and social contribution liability on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is being realized by transfer to “Retained earnings” in proportion to the depreciation and disposal of the respective assets.

(f) Changes in retained earnings

                                                                          Jun/03                      Mar/03
                                                         ------------------------   -------------------------
Prior balance                                                            184,653                           -
Realization of revaluation reserve                                        26,193                      52,936
Net income for the period                                                332,631                     171,873
Interest attributed to shareholders’ equity                            (118,190)                    (40,156)
                                                         ------------------------   -------------------------
Current balance                                                          425,287                     184,653
                                                         ========================   =========================

20. SUPPLEMENTARY INFORMATION - STATEMENTS OF CASH FLOW

In order to provide improved information to the market, the Company is also presenting as supplementary information statements of cash flows, prepared in accordance with IBRACON Accounting Standard No. 20.

Description                                               Apr-Jun/03     Jan-Jun/03     Apr-Jun/02     Jan-Jun/02

Cash flow from operating activities

Net income (loss) for the period                             332,631        504,504      (329,292)      (218,014)

Adjustments to reconcile net income (loss):

    Deferred income tax and social contribution               41,827         59,941      (121,825)      (142,318)

    Provisions for contingencies                           (121,741)       (89,129)         45,179         73,594

    Social security contributions                             19,263         38,562         16,870         34,725

    Property, plant and equipment received as                  (343)          (343)        (2,012)        (2,022)
donations (Private sector)

    Loss on disposal of property, plant and equipment          4,091         35,287          3,509          9,804

    (Gain) on sale of property, plant and equipment              (4)            (4)              -              -

    Depreciation                                             129,084        256,260        128,645        246,121

    Amortization                                               6,704         13,145          4,351          8,672

    Interest payable on loans and financings                 192,045        400,978        181,509        341,775

    Foreign exchange and indexation charges on loans       (426,508)      (543,860)        631,063        650,105
and financings

    Allowance for doubtful accounts                           41,329         65,548         28,660         95,285

                                                             218,378        740,889        586,657      1,097,727

(Increase) decrease in assets:

   Customer accounts receivable                               20,527       (79,499)       (62,952)      (187,546)

   Receivables from shareholders                            (20,390)       (38,864)       (26,378)       (54,622)

   Inventories                                               (1,853)          2,507            822          3,528

   Recoverable taxes                                               -              -       (20,317)       (25,853)

   Other accounts receivable                                 (8,888)       (11,891)        (4,064)          3,168

   Long-term customer accounts receivable                    (1,080)        (1,957)          1,222          2,419

   Receivable from the State Government - GESP                     -              -         17,864         41,683
Agreement

   Judicial deposits                                           (304)            186          (135)        (1,169)

   Other long-term accounts receivable                       (1,047)        (1,960)       (15,078)       (15,082)

                                                            (13,035)      (131,478)      (109,016)      (233,474)

Increase (decrease) in liabilities:

   Accounts payable to suppliers and contractors                (69)       (12,328)            338       (39,908)

   Salaries and payroll charges                              (1,401)          2,062          9,777         20,615

   Provisions                                                 47,811         61,102         23,475         27,829

   Taxes and contributions                                   (8,917)         69,208       (28,351)          1,466

   Other accounts payable                                      2,066        (2,987)         13,501            698

   Long-term taxes and contributions                         168,251        154,060       (12,337)       (23,888)

                                                             207,741        271,117          6,403       (13,188)

Net cash provided by operating activities                    413,084        880,528        484,044        851,065

Cash flow from investing activities:

   Purchases of property, plant and equipment              (113,985)      (222,308)      (121,053)      (233,687)

   Sales of property, plant and equipment                          8              8              -              -

   Deferred charges expenditures                             (1,546)        (4,048)        (3,830)        (5,116)

Net cash used in investing activities                      (115,523)      (226,348)      (124,883)      (238,803)

Cash flows from financing activities:

   Financings - long-term debt:

     Issuances                                               701,805        718,325        407,749        410,770

     Repayments                                            (306,204)      (651,640)      (229,241)      (612,301)

  Payment of interest attributed to shareholders’          (111,452)      (114,987)      (109,431)      (109,431)
equity

Net cash provided by (used in) financing activities          284,149       (48,302)         69,077      (310,962)

Net increase (decrease) in cash and cash equivalents         581,710        605,878        428,238        301,300

Cash and cash equivalents at the beginning of the            486,306        462,138        333,282        460,220
period

Cash and cash equivalents at the end of the period         1,068,016      1,068,016        761,520        761,520

Changes in cash and cash equivalents                         581,710        605,878        428,238        301,300

Supplementary information:

Interest paid on loans and financings                        188,761        425,694        133,551        319,642

Capitalization of interest and financial charges             (8,341)       (10,528)          6,616         10,133

Payment of income tax and social contribution                128,646        128,646         16,595         16,595

Property, plant and equipment received as donations              404            943          2,570          3,059
and/or paid with shares

04.01 - Notes to the Quarterly Information

---------------------------------------------------------------------------------------------------------------------------------------
Description                                               Apr-Jun/03     Jan-Jun/03     Apr-Jun/02     Jan-Jun/02
Changes in cash and cash equivalents                         581,710        605,878        428,238        301,300

Supplementary information:

Interest paid on loans and financings                        188,761        425,694        133,551        319,642

Capitalization of interest and financial charges             (8,341)       (10,528)          6,616         10,133

Payment of income tax and social contribution                128,646        128,646         16,595         16,595

Property, plant and equipment received as donations              404            943          2,570          3,059
and/or paid with shares

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. Sabesp’s gross sales increased 3.4%.

                                                                            (R$ million)
--------------------------------------------------------------------------------------------------------------
Main indicators                                                       2Q02          2Q03       Change
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Gross Revenues                                                        980.2         1,013.9        3.4%
EBIT                                                                  353.0         286.2          (18.9%)
EBITDA (*)                                                            485.9         422.0          (13.2%)
EBITDA margin                                                         51.0%         43.6%
Net Income                                                           (329.3)        332.6
--------------------------------------------------------------------------------------------------------------
    Earnings before interest, taxes, depreciation and amortization

Sabesp recorded gross revenues of R$ 1,013.9 million and EBITDA of R$ 422.0 million in 2Q03. Net income for the period was R$ 332.6 million, deriving from the positive effect of the Brazilian real appreciation in relation to the US dollar in the period.

2. Gross Revenues - 3.4% increase

Gross revenues increased R$ 33.7 million or 3.4%. Despite the 8.22% increase in tariffs as from August 2002, this growth results from the 1.4% decrease in total volume billed to the retail market.

The tables below show the water and sewage services volume billed to retail by category of use and region in the second quarters of 2002 and 2003 (unaudited):

----------------------------------------------------------------------------------------------------------------
VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET (million m3)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                           Water                         Sewage                      Water+Sewage
   Category of Use                       % Change                       % Change                       % Change
                   ----------------------         ----------------------         ----------------------
                      2Q02       2Q03                2Q02       2Q03                2Q02       2Q03
.................................................................................................................
Residential          300.0      296.2     (1.3)     227.9      226.8     (0.5)     527.9      523.0     (0.9)
.................................................................................................................
Commercial            37.1       35.5     (4.3)      32.1       31.2     (2.8)      69.2       66.7     (3.6)
.................................................................................................................
Industrial            8.1        7.6      (6.2)      6.9        7.2       4.3       15.0       14.8     (1.3)
.................................................................................................................
Public                12.6       11.9     (5.6)      9.6        9.3      (3.1)      22.2       21.2     (4.5)
.................................................................................................................
Total Retail         357.8      351.2     (1.8)     276.5      274.5     (0.7)     634.3      625.7     (1.4)

----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET (million m3)
------------------------------------------------------------------------------------------------------------------
                             Water                         Sewage                      Water+Sewage
--------------------                       % Change                       % Change                       % Change
           By Region
                     ----------------------         ----------------------         ----------------------
                        2Q02       2Q03                2Q02       2Q03                2Q02       2Q03
...................................................................................................................
Metro Region           234.1      233.8     (0.1)     183.9      185.6      0.9      418.0      419.4      0.3
...................................................................................................................
Regional (*)           123.7      117.4     (5.1)      92.6       88.9     (4.0)     216.3      206.3     (4.6)
...................................................................................................................
Total                  357.8      351.2     (1.8)     276.5      274.5     (0.7)     634.3      625.7     (1.4)
------------------------------------------------------------------------------------------------------------------
(*) Includes the interior and coastal regions.

3. Costs, Administrative and Selling Expenses

The line item Costs, Administrative and Selling Expenses increased R$ 82.1 million or 13.7%. The main changes were as follows:

                                                                                                                           (R$ million)
                                                ----------------------------------------------------------------
                                                                                      Difference         %
                                                      2Q02              2Q03
         -------------------------------------------------------------------------------------------------------
         -------------------------------------------------------------------------------------------------------
         Salaries and charges                       221.3             277.5            56.2            25.4
         Materials                                   17.8             19.9              2.1            11.8
         Treatment materials                         20.2             20.8              0.6             3.0
         Services                                    87.4             78.5             (8.9)          (10.2)
         Electric Power                              65.8             77.8             12.0            18.2
         General expenses                            19.2             26.5              7.3            38.0
         Depreciation and amortization              133.0             135.8             2.8             2.1
         Write-off receivables                       28.7             41.3             12.6            43.9
         Pasep* credit                                -               (4.9)            (4.9)             -
         -------------------------------------------------------------------------------------------------------
         Tax expenses                                5.8               8.1              2.3            39.7
         -------------------------------------------------------------------------------------------------------
         -------------------------------------------------------------------------------------------------------

         Costs,   administrative   and  selling     599.2             681.3            82.1            13.7
         expenses

         -------------------------------------------------------------------------------------------------------
         * TN: Public Service Employee Savings Program

3.1. Salaries and Charges

The line item Salaries and charges increased by R$ 56.2 million or 25.4%. This growth mainly relates to the following factors:

a) Increase of 8% in wages, benefits and payroll related charges, beginning May 2002 and of 14.6% as from May 2003, as a result of the collective labor agreement;
b) Increase in the number of staff by 0.6% (101 employees);
c) Implementation of the Performance-based Compensation Plan, where up to one percent of payroll was destined to the redefinition of personnel roles and compensation (as from June 2002) and one percent to promotions (as from July 2002).
d) R$ 2.4 million increase in the provision for profit sharing arising from the salary raise related to the collective labor agreement and the implementation of the performance-based compensation plan.
e) Provision for benefits to retired employees: In 2002, the actuarial liabilities related to past service cost calculated pursuant to CVM Deliberation 371/00, in the amount of R$ 12.8 million, was recorded as an extraordinary item, net of income tax and social contribution, as per paragraph 85 of Accounting Standard and Procedure (NPC) 26 of Brazil’s Institute of Independent Auditors (IBRACON). This amount of R$ 13.3 million has been recorded in 2003 as salaries and charges.

3.2. Materials

The line item General materials recorded an increase of R$ 2.1 million or 11.8%, mainly regarding fuels and lubricants, arising from the increase in prices in the comparative periods. Other items that contributed to this increase consisted of water and sewage system maintenance and materials used in data processing.

3.3. Services

The line item Services decreased by R$ 8.9 million or 10.2%, basically as a result of the reduction in advertising services.

3.4. Electric Power

The line item Electric Power presented an increase of R$ 12.0 million or 18.2%, due to the following main factors:

a) Increase in the consumption from 492,477 MWh (2Q02) to 515,807 MWh (2Q03), or 4.7%;
b) Increase of 16.33% in the collection of the Emergency Contribution Charge (ECE) as from June 2002 from R$ 0.0049 to R$ 0.0057/kWh;
c) The tariff increases authorized by the National Electric Energy Agency (ANEEL) to the different power utilities supplying Sabesp, with an average weighted increase of 13.1% between July 2002 and March 2003.

3.5. General Expenses

The line item General Expenses recorded an increase of R$ 7.3 million or 38.0%, due to the following factors:

a) Provisions for labor contingencies in the amount of R$ 2.5 million;
b) Provisions for civil contingencies in the amount of R$ 2.1 million;
c) Increase of R$ 1.2 million, due to the readjustment of banking collection services, which resulted in increased fees as from January 2003, as follows: payment at the branch fee from R$ 1.04 to R$ 1.14, direct debit payment from R$0.35 to R$0.38, ATM payment from R$0.69 to R$0.76, and payment in lottery agencies from R$0.71 to R$0.78;
d) Civil Liability Insurance in the amount of R$ 1.1 million.

3.6. Depreciation and Amortization

The line item Depreciation and Amortization recorded an increase of R$ 2.8 million or 2.1%, resulting from the transfer of construction in progress to the Company’s fixed operating assets.

3.7. Credit Write-offs

This line item presented an increase of R$ 12.6 million or 43.9%, due to the larger provision in 2Q03, in comparison to the previous comparative period, in the amount of R$ 4.0 million. In addition, there was an increase in credit recovery in 2Q02, which totaled R$ 8.6 million, split between permissionaires (R$ 7.0 million) and private/public entities (R$ 1.6 million).

3.8. Pasep Credit

Law nº 10.637/2003, in force as from December 2002, has changed PASEP’s determination and calculation basis.

In December 2002 and in 1Q03, Pasep’s amount was presented net of credit in the operating income. As from 2Q03, this credit has been presented as a reduction factor of costs and operating expenses.

3.9. Tax Expenses

This line item presented an increase of R$ 2.3 million, as a result of the increase in the CPMF, in the amount of R$ 2.2 million, due to the advanced purchase of foreign currency for the payment of a loan.

4. Financial Expenses and Foreign Exchange Losses

a) Financial Expenses

The line item Financial expenses showed an increase of R$ 59.9 million or 26.3%, due to the following factors:

  Interest expenses on domestic loans and financing, which increased R$ 19.5 million due to the change in the Certificates of Interbank Deposits (CDI) annual interest rate on the debit balance of the debentures issued by Sabesp in the capital market.

  Interest expenses on foreign loans and financing, which decreased R$ 8.9 million. There was an adjustment in the provision for interest in 2Q03 due to the appreciation of the real in relation to the US dollar in 2Q03, in comparison to the depreciation of the real in 2Q02.

  Other financial expenses increased R$ 18 million due to the fine (reduced in 50%) on the Cofins and the Pasep debits consolidated in the PAES (Law nº 10.684/2003 - new Refis). This fine was not provisioned before because the debits had their liability suspended due to the granting of a preliminary court decision providing protections against fines as we pursue the claim.

  Provisions increased by R$ 33.5 million due to the provision for legal proceedings with clients.

b) Foreign Exchange Losses

Foreign Exchange Losses presented a change of R$ 1,052.9 million due to the 14.1% appreciation of the real in relation to the US dollar in 2Q03, as compared to the 22.4% devaluation in 2Q02, which substantially affected the foreign currency-denominated loans.

5. Operating Indicators

The Company continues to expand its services, as can be seen in the table below, by increasing the number of water and sewage connections:

-----------------------------------------------------------------------------------------------------------------
Operating Indicators (Unaudited)                                2Q02               2Q03%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Water connections (1)                                         5,877              5,975              1.7
Sewage connections (1)                                        4,138              4,385              6.0
Population directly served - water (2)                        21.0               21.2               1.0
Population directly served - sewage (2)                       16.5               17.0               3.0
Bulk Water Sales invoiced (3)                                 85.2               86.4               1.4
Retail Water Sales invoiced (3)                               357.8              351.2             (1.8)
Sewage Service Sales invoiced (3)                             276.5              274.5             (0.7)
Number of employees                                          18,254             18,355              0.6
Operating productivity (4)                                     549                564               2.7
-----------------------------------------------------------------------------------------------------------------

         (1) In 1,000 units at the end of the period
         (2) In million inhabitants at the end of the period
         (3) In million m3
         (4) Nº of water and sewage connections by employee

6. Funding

6.1 Investment Funding

Investment funding estimated for the year 2003, characterized by its low cost and long repayment term, is as follows:

a) Japan Bank for International Cooperation (JBIC): Yen-denominated loan, in the amount of ¥21,637 million, equivalent to, approximately, R$ 600 million, repayable over 25 years, with a seven-year grace period and bearing interest of 2.5% p.a. (to be used in sewage treatment and collection network maintenance, and environmental monitoring) and 1.8% p.a. (to be used in sewage collection network and connection works). The funds will be used in the Environmental Recovery Program for the Santos metro region, and the contract should be signed within the next nine months.

b) Banco Nacional de Desenvolvimento Econômico e Social (BNDES): Program total funding is R$ 400 million. On August 8, 2002, Sabesp entered into the first loan contract with BNDES and four private banks, amounting to R$ 240 million. This loan will be used to finance part of the domestic portion of the funding of the Tietê Project - 2nd stage. BNDES has authorized the extension of credit in the amount of R$ 160 million, repayable over 10 years, with a three-year grace period and bearing interest of the TJLP plus 3% p.a. Of the total, R$ 120 million will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro region, which will be funded by the JBIC, as described above. Contract is expected to be entered into within the next nine months. The remaining funds, R$ 40 million, will be used to expand the water systems, regardless of the JBIC contract.

c) Federal Savings and Loans Bank (Caixa Econômica Federal), using resources from the Federally-managed Severance Indemnity Fund (FGTS): Financing contract totaling R$ 49 million, signed in July 2003, repayable over 15 years, with up to 36 months of grace period, bearing the following interest rates: 8.0% p.a. for the water systems and 6.5% p.a. for the sewage systems. In addition, there is a 2.5% risk fee, as well as a 2.0% management fee. Up to R$ 275 million will be raised in 2003, repayable over ten years, with a three-year grace period and bearing interest of 6.5% p.a. for sewage systems and 8.0% p.a. for water systems, in accordance with the rules of the Pro-Sanitation Program, plus a bank spread yet to be defined. These resources will be used to expand water and sewage systems in the São Paulo metro, interior and coastal regions, in the municipalities where Sabesp operates.

6.2 Refinancing

a) Issuing of Eurobonds - US$ 225 million, raised in June 2003, repayable over five years and bearing interest of 12% p.a., which will mature in July 2008, especially for the repayment of the US$ 200 million Eurobonds which matured on July 15, 2003.

b) On March 24, 2003, Sabesp renegotiated the terms of the entire 3rd issue of debentures, amounting to R$ 413 million, R$ 367 million of which are outstanding and the remaining R$ 46 million are held by Sabesp in treasury. The new interest, to be paid on a quarterly basis, equals CDI plus 2.85% p.a. for an eighteen-month period, i.e., until September 24, 2004, date of the final maturity of these debentures.

c) On October 1st, 2003, Sabesp will renegotiate its 5th issue of debentures, consisting of two series, amounting to R$ 400 million. The first series, totaling 31,372 debentures, bears interest equal to the CDI interest plus a 1.85% spread. The second series, totaling 8,628 debentures, is indexed to the General Market Price Index (IGP-M) plus interest of 13.25% p.a. The interest of the first series will be paid on a quarterly basis, and the interest of the second series will be paid annually. The final maturity of the debentures is March 2007.

7. Settlement of Loans and Financing

Total indebtedness payable by the end of 2003 amounts to R$ 344 million, of which R$ 210 million is denominated in US dollars.

-------------------------------------------------------------------------------------------------
INSTITUTION                            Jul/Dec 2003   2004     2005        2006 onwards    TOTAL
-------------------------------------------------------------------------------------------------
DOMESTIC
-------------------------------------------------------------------------------------------------
Banco do Brasil                                  72    154      167               2,081    2,474
Caixa Econ. Federal (CEF)                        16     33       36                 438      523
Debentures                                        -    513      243                 385    1,141
BNDES                                             -      -        2                  32       34
Other                                             1      3        3                  20       27
Interest and charges
Interest and charges                             45      3        -                   -       48
-------------------------------------------------------------------------------------------------
Total Domestic                                  134    706      451               2,956    4,247
-------------------------------------------------------------------------------------------------
FOREIGN
-------------------------------------------------------------------------------------------------
IBRD                                             44     50       12                  18      124
Société Génerale                                  1      3        3                   3       10
IADB                                             52    108      108                 951    1,219
Eurobonds                                       574      -      790                 647    2,011
Deutsche Bank Luxembourg                         29     57       57                   -      143
Interest and charges                             84      -        -                   -       84
-------------------------------------------------------------------------------------------------
Total Foreign                                   784    218      970               1,619    3,591
-------------------------------------------------------------------------------------------------
Grand Total                                     918    924    1,421               4,575    7,838
-------------------------------------------------------------------------------------------------

(*) US$ 1,00 = R$ 2.8720 on June 30, 2003
CEF - Federal Savings and Loans Bank
IBRD - International Bank for Reconstruction and Development
IDB - Interamerican Development Bank

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        01
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 3
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/1999-030
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        3/18/1999
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                1
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            2/1/1999
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                             9/24/2004
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                            CDI RATE + 2.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                                1,004.08
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     115,469
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                             115,000
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                        103,807
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                            11,193
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION                                                                            3/24/2003
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/24/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        02
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 3
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/1999-031
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        3/18/1999
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                2
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            2/1/1999
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                             9/24/2004
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                            CDI RATE + 2.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                                1,004.08
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     115,469
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                             115,000
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                        103,198
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                            11,802
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION                                                                            3/24/2003
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/24/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        03
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 3
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/1999-032
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        3/18/1999
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                3
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            2/1/1999
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                             9/24/2004
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                            CDI RATE + 2.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                                1,004.08
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     115,469
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                             115,000
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                        102,159
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                            12,841
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION                                                                            3/24/2003
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/24/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        04
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 3
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/1999-033
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        3/18/1999
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                4
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            2/1/1999
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                             9/24/2004
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                            CDI RATE + 2.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                                1,004.08
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                      51,876
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                              51,666
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                         41,005
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                            10,661
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION                                                                            3/24/2003
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/24/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        05
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 3
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/1999-034
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        3/18/1999
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                5
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            2/1/1999
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                             9/24/2004
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                            CDI RATE + 2.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                                1,004.08
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                      16,495
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                              16,428
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                         16,428
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION                                                                            3/24/2003
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/24/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        06
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 4
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/2001-022
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                         6/4/2001
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                             SOLE
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            4/1/2001
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                            12/15/2006
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                             DI RATE + 1.20% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                               10,086.67
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     302,600
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                              30,000
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                         30,000
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  9/15/2003

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        07
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 5
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/2002-013
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        5/14/2002
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                1
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            4/1/2002
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                              3/1/2007
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                             DI RATE + 1.85% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                               10,615.04
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     333,015
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                              31,372
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                         31,372
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                   7/1/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                                                                                                        08
----------------------------------------------------------------------------------------------------------------------------------
2 - ORDER NUMBER                                                                                                 5
----------------------------------------------------------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER                                                                   CVM/SRE/DEB/2002-014
----------------------------------------------------------------------------------------------------------------------------------
4 - DATE OF REGISTRATION WITH CVM                                                                        5/14/2002
----------------------------------------------------------------------------------------------------------------------------------
5 - ISSUED SERIES                                                                                                2
----------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF ISSUE                                                                                           SIMPLE
----------------------------------------------------------------------------------------------------------------------------------
7 - NATURE OF ISSUE                                                                                         PUBLIC
----------------------------------------------------------------------------------------------------------------------------------
8 - ISSUE DATE                                                                                            4/1/2002
----------------------------------------------------------------------------------------------------------------------------------
9 - DUE DATE                                                                                              3/1/2007
----------------------------------------------------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                                          WITHOUT PREFERENCE
----------------------------------------------------------------------------------------------------------------------------------
11 - REMUNERATION CONDITIONS                                                              IGP-M + 13.25% PER ANNUM
----------------------------------------------------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                                                                         NONE
----------------------------------------------------------------------------------------------------------------------------------
13 - NOMINAL VALUE (reais)                                                                               13,603.30
----------------------------------------------------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand of reais)                                                                     117,369
----------------------------------------------------------------------------------------------------------------------------------
15 - DEBENTURES ISSUED (Units)                                                                               8,628
----------------------------------------------------------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (Units)                                                                          8,628
----------------------------------------------------------------------------------------------------------------------------------
17 - TREASURY DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
18 - REDEEMED DEBENTURES (Units)                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
19 - CONVERTED DEBENTURES (Number)                                                                               0
----------------------------------------------------------------------------------------------------------------------------------
20 - DEBENTURES TO PLACE (Number)                                                                                0
----------------------------------------------------------------------------------------------------------------------------------
21 - DATE OF LAST NEGOTIATION
----------------------------------------------------------------------------------------------------------------------------------
22 - DATE OF NEXT EVENT                                                                                  10/1/2003
----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

----------------------------------------------------------------------------------------------------------------
                             Position as of June 30, 2002         Shares         Position as of July 31, 2003
----------------------------------------------------------------------------------------------------------------
Shareholders                Shares        Quotas    %       New        Left the Shares         Quotas    %
                                                            ParticipantCompany
----------------------------------------------------------------------------------------------------------------
Majority Shareholder        20,376,674,058            71.55                     20,376,674,058            71.55
----------------------------------------------------------------------------------------------------------------
Members of the Board of                15                       90,003      (1)        90,017
Directors
----------------------------------------------------------------------------------------------------------------
Executive Officers                        2,493,526*           110,000                110,000  2,493,526*
----------------------------------------------------------------------------------------------------------------
Members of the Audit                                           110,000                110,000
Committee
----------------------------------------------------------------------------------------------------------------
Other Shareholders          8,102,903,754                                       8,102,593,752
----------------------------------------------------------------------------------------------------------------
Shares Outstanding in the   8,102,903,769             28.45                     8,102,903,769             28.45
Market
----------------------------------------------------------------------------------------------------------------
               Total Shares 28,479,577,827           100.00    310,003      (1) 28,479,577,827 2,493,526* 100.00
----------------------------------------------------------------------------------------------------------------
* Quotas of Investment Funds in Sabesp’s Shares (equivalent to 20,000 shares)

SHAREHOLDING POSITION AT JULY 31, 2003

----------------------------------------------------------------------------------------
Shareholders of more than 5% of the shares                  Common Shares        %
São Paulo State Treasury                                      20,376,674,058      71.55
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Shareholder                                                 Common Shares             %      Investment Funds
                                                                                             in Sabesp shares
-------------------------------------------------------------------------------------------------------------
MAJORITY SHAREHOLDER                                          20,376,674,058      71.55

MANAGEMENT
Board of Directors
                                                                      90,017
Executive Officers                                                   110,000                      2,493,526*

Audit Committee                                                      110,000

SHARES HELD IN TREASURY

OTHER SHAREHOLDERS                                             8,102,593,752

TOTAL                                                         28,479,577,827     100.00

SHARES OUTSTANDING IN THE MARKET                               8,102,903,769      28.45
-------------------------------------------------------------------------------------------------------------
*Quotas equivalent to 20,000 shares

Report of Independent Accountants
on the Limited Review

August 8, 2003

To the Board of Directors and Shareholders Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1 We have carried out limited reviews of the financial information in the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP for the quarters and periods ended June 30 and March 31, 2003, and June 30, 2002. This information is the responsibility of the company's management.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised (a) inquiries of and discussions with the individuals responsible for the accounting, financial, and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company’s financial position and operations.

3 Based on our limited reviews, we are not aware of any significant changes which need to be made to the Quarterly Information referred to in paragraph 1, in order for it to be in accordance with the accounting practices adopted in Brazil and with the standards of the Brazilian Securities Commission (CVM) specifically applicable to the preparation of quarterly information.

PricewaterhouseCoopers                                       Júlio César dos Santos
Auditores Independentes                                      Partner
CRC 2SP000160/O-5                                            Contador CRC 1SP137878/O-6

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GROUP      TABLE       DESCRIPTION                                                                                       PAGE
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     01         01     IDENTIFICATION                                                                                       1
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     01         02     HEAD-OFFICE                                                                                          1
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     01         03     INVESTOR RELATIONS OFFICER (Company Mail Address)                                                    1
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     01         04     GENERAL INFORMATION/INDEPENDENT ACCOUNTANT                                                           1
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     01         05     CAPITAL COMPOSITION                                                                                  2
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     01         06     CHARACTERISTICS OF THE COMPANY                                                                       2
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     01         07     COMPANIES EXCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS                                          2
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     01         08     DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER                                          2
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     01         09     SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR                                               3
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     01         10     INVESTOR RELATIONS OFFICER                                                                           3
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     02         01     BALANCE SHEET - ASSETS                                                                               4
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     02         02     BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY                                                 5
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     03         01     STATEMENT OF INCOME                                                                                  7
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     04         01     NOTES TO THE QUARTERLY INFORMATION                                                                   9
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     05         01     COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER                                                 34
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     10         01     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES                                                42
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     16         01     OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY                                                 50
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     17         01     REPORT ON THE SPECIAL REVIEW                                                                         52
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 20, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.